Exhibit (e)(38)

10.  Related Party Transactions

Hearst.    As of June 30, 2007, Hearst owned approximately 52.3% of our Series A Common Stock and 100% of our Series B Common Stock, representing in the aggregate approximately 73.3% of both the economic interest and outstanding voting power of our common stock, except with regard to the election of directors.  With regard to the election of directors, Hearst’s ownership of our Series B Common Stock entitles Hearst to elect 11 of the 13 members of our Board of Directors. During the three and six months ended June 30, 2007 and 2006, we were engaged in the following transactions with Hearst or parties related to Hearst:

•                        Hearst Tower Lease.   On May 5, 2006 the Company entered into a Lease Agreement with Hearst to lease one floor of the newly constructed Hearst Tower in Manhattan for our corporate offices.  For the three and six months ended June 30, 2007, we recorded $0.4 million and $0.8 million in rent expense, net of a portion of the $1.9 million tenant improvement allowance, which the Company is amortizing over the lease term.

•                        Management Services Agreement.   We recorded revenue of approximately $1.8 million and $3.2 million in the three and six months ended June 30, 2007, respectively, and $1.7 million and $3.1 million in the three and six months ended June 30, 2006, respectively, relating to a management agreement with Hearst (the “Management Agreement”). Pursuant to the Management Agreement, we provide certain sales, news, programming, legal, financial, engineering and accounting management services for certain Hearst-owned television and radio stations.  Certain employees of these managed stations are also participants in our stock option plans.  We believe the terms of the Management Agreement are reasonable to both parties; however, there can be no assurance that more favorable terms would not be available from third parties.

•                  Intercompany Services Agreement.    We incurred expenses of approximately $1.7 million and $3.4 million in the three and six months ended June 30, 2007, respectively, and $1.3 million and $2.6 million in the three and six months ended June 30, 2006, respectively, relating to a services agreement with Hearst (the “Services Agreement”). Pursuant to the Services Agreement, Hearst provides the Company certain administrative services such as accounting, auditing, financial, legal, insurance, data processing, and employee benefits administration. We believe the terms of the Services Agreement are reasonable to both parties; however, there can be no assurance that more favorable terms would not be available from third parties.

•                  Interest Expense, Net – Capital Trust.  We incurred interest expense, net, related to the Subordinated Debentures issued to our wholly-owned unconsolidated subsidiary, the Capital Trust, of $2.4 million and $4.8 million for each of the three and six months ended June 30, 2007 and 2006.  The Capital Trust then paid comparable amounts to its Redeemable Convertible Preferred Securities holders, including Hearst, which received $0.5 million and $1.0 million in interest payments during the three and six months ended June 30, 2007.

•                  Dividends on Common Stock.    During the six months ended June 30, 2007 and 2006 we paid the following dividends to Hearst:

Dividend Amount	Payment Date	Total Dividend	Hearst Portion
$0.07	April 15, 2007	$6,546	$4,816
$0.07	January 15, 2007	$6,523	$4,816
$0.07	April 15, 2006	$6,485	$4,636
$0.07	January 15, 2006	$6,486	$4,575

•                  Radio Facilities Lease.    Pursuant to a lease agreement, Hearst paid us approximately $0.2 million and $0.4 million for each of the three and six months ended June 30, 2007 and 2006. Under this agreement, Hearst leases from the Company premises for WBAL-AM and WIYY-FM, Hearst’s Baltimore, Maryland radio stations.

•                  Retransmission Consent Agreement.    We have agreements with Lifetime Entertainment Services (“Lifetime”), an entity owned 50% by an affiliate of Hearst and 50% by The Walt Disney Company, whereby (i) we assist Lifetime in securing distribution and subscribers for the Lifetime Television, Lifetime Movie Network and/or Lifetime Real Women programming services; and (ii) Lifetime acts as our agent with respect to the negotiation of our agreements with cable, satellite and certain other multi-channel video programming distributors.  Amounts payable to us by Lifetime depend on the specific terms of these agreements and may be fixed or variable.  We recorded revenue from the agreements of $5.3 million and $10.5 million in the three and six months ended June 30, 2007, respectively, and $4.0 million and $8.6 million in the three and six months ended June 30, 2006, respectively.

•                  Wide Orbit, Inc.  In November 2004, we entered into an agreement to license from Wide Orbit Inc. (“Wide Orbit”) Traffic Sales and Billing Solutions software.  Hearst owns approximately 8% of Wide Orbit.  For the three and six months ended June 30, 2007, we paid Wide Orbit approximately $0.4 million and $0.8 million, respectively, and for the three and six months ended June 30, 2006, we paid $0.4 and $0.7 million, respectively, under the agreement.

•                  New England Cable News.  Two of our executive officers, David J. Barrett and Steven A. Hobbs, serve as Hearst’s representatives on the management board of New England Cable News, a regional cable channel, jointly owned by Hearst Cable News, Inc., an indirect wholly-owned subsidiary of Hearst, and Comcast MO Cable News, Inc.  Hearst pays $4,000 per month to the Company as compensation for their service.  In addition, two of our television stations, WPTZ/WNNE and WMTW, provide office space to certain of NECN’s reporters in exchange for news gathering services.

•                  Other Transactions with Hearst.    In the three and six months ended June 30, 2007 and 2006, we recorded immaterial net revenue relating to advertising sales from Hearst.

Internet Broadcasting Systems, Inc.    As of June 30, 2007, we owned 36.1% of Internet Broadcasting Systems, Inc. (“Internet Broadcasting”).  We have an agreement with Internet Broadcasting pursuant to which it provides hosting services for our corporate Internet site for a nominal amount.  Harry T. Hawks, Terry Mackin and Steven A. Hobbs, three of our executive officers, serve on the Board of Directors of Internet Broadcasting, from which they do not receive compensation for their services.

Small Business Television.   The Company utilizes services of Small Business Television (“SBTV”) to provide television stations with additional revenue through the marketing and sale of commercial time to smaller businesses that do not traditionally use television advertising due to costs. In the three and six month period ended June 30, 2007, these sales generated revenue of approximately $0.4 and $0.7 million, respectively, of which approximately $0.2 million and $0.3 million was distributed to SBTV, respectively. In the three and six month period ended June 30, 2006, these sales generated revenue of approximately $0.4 and $0.6 million, respectively, of which approximately $0.2 million and $0.3 million was distributed to SBTV, respectively. Dean Conomikes, the owner of SBTV, is the son of John G. Conomikes, a member of the Company’s Board of Directors.

NBC Weather Plus.  In 2004, we invested in Weather Network Affiliates Company, LLC (“WNAC”), which owns the NBC Weather Plus Network (“Weather Plus”).  We have launched Weather Plus in all of our NBC-affiliated markets.  Terry Mackin, one of our executive officers, serves as the past Chairman of the Board of the NBC Television Affiliates Association, the managing member and the owner of certain ownership interests in WNAC.  As past NBC Affiliate Chairman, Mr. Mackin serves as chairman of the NBC Affiliates “Futures” committee, which is responsible for developing strategic projects between NBC and the NBC Affiliates.  Mr. Mackin served as the Chairman of the NBC Television Affiliates Association Board from May 2004 to May 2006.  Additionally, since May 2006, Mr. Mackin has served as a member of the Board of Directors of NBC Weather Plus Network LLC.  Mr. Mackin does not receive compensation for his Board service.

Ripe TV. On June 29, 2007, the Company made an additional investment of $1.9 million in Ripe Digital Entertainment, Inc. (“Ripe TV”), resulting in a total investment of $11.0 million which represents a 24.7% ownership interest.  In the fourth quarter of 2006 the Company entered into a lease agreement with Ripe TV to sublet office space commencing January 1, 2007, for approximately $0.1 million a year.

USDTV.  During the year ended December 31, 2006, we and Hearst each owned approximately 6.175% of USDTV.  In addition, our station KOAT-TV in Albuquerque, New Mexico, had an agreement to lease a portion of its digital spectrum to USDTV which the Company terminated effective April 15, 2007.  In July 2006, USDTV filed for Chapter 7 bankruptcy and the Company wrote-off its investment of $2.5 million and included the write-off in Other expense in the accompanying condensed consolidated statements of income.  In September 2006, USDTV sold substantially all its assets to a third party. From September 23, 2005 to June 20, 2006, Steven A. Hobbs, one of our executive officers, served on the Board of Directors of USDTV, from which he did not receive compensation for his services.